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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          CANYON RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    138869102
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages

-----------------------------------
CUSIP No. 138869102
-----------------------------------

================================================================================
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David W. Tice & Associates, Inc. - 75-2476962
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [ ]

          Not Applicable
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
 NUMBER OF        5     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

  OWNED BY              0
              --------  --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

 REPORTING              658,677
              --------  --------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH                0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          658,677(1)
--------  ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

          Not Applicable
--------  ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.6%(1)
--------  ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA
================================================================================


(1) The percent ownership calculated is based upon an aggregate of 14,401,850 shares outstanding as of November 1, 2001.


                               Page 2 of 6 Pages

-----------------------------------
CUSIP No. 138869102
-----------------------------------

================================================================================
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Prudent Bear Funds, Inc. - 39-1837741
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [ ]

          Not Applicable
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
--------------------------------------------------------------------------------
 NUMBER OF        5     SOLE VOTING POWER

   SHARES               658,677
              --------  --------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

  OWNED BY              0
              --------  --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH                0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          658,677(1)
--------  ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

          Not Applicable
--------  ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.6%(1)
--------  ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV
================================================================================

(1) The percent ownership calculated is based upon an aggregate of 14,401,850 shares outstanding as of November 1, 2001.


                               Page 3 of 6 Pages

-----------------------------------
CUSIP No. 138869102
-----------------------------------


     This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on February 14, 2001 (the "Schedule 13G") with regard to Canyon Resources Corporation (the "Issuer") is being filed to amend Items 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.


Item 4.             Ownership
-------             ---------

                    David W. Tice & Associates, Inc.
                    --------------------------------

                    (a)  Amount Beneficially Owned:  658,677*

                    (b)  Percent of Class:  4.6%

                    (c)  Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:    -0-

                         (ii)   shared power to vote or to direct the vote:  -0-

                         (iii)  sole power to dispose or to direct the
                                disposition of:                          658,677

                         (iv)   shared power to dispose or to direct the
                                disposition of:                              -0-

                    Prudent Bear Funds, Inc.
                    ------------------------

                    (a)  Amount Beneficially Owned:  658,677 *

                    (b)  Percent of Class:  4.6%

                    (c)  Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the
                                vote:                                    658,677

                         (ii)   shared power to vote or to direct the vote:  -0-

                         (iii)  sole power to dispose or to direct the
                                disposition of:                              -0-

                         (iv)   shared power to dispose or to direct the
                                disposition of:                              -0-

--------------

* David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc. share beneficial ownership over the same 658,677 shares.


                               Page 4 of 6 Pages

Item 5.             Ownership of Five Percent or Less of a Class.
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following |X|.



          Exhibits.
          --------

          1.   Agreement to file Schedule 13G jointly.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 2002


DAVID W. TICE & ASSOCIATES, INC.


By:  /s/ David W. Tice
   --------------------------------------
   David W. Tice, President



PRUDENT BEAR FUNDS, INC.


By:  /s/ David W. Tice
   --------------------------------------
   David W. Tice, President



                               Page 5 of 6 Pages